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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                            ------------------------

                                  DEPUY, INC.
                           (NAME OF SUBJECT COMPANY)

                                  DEPUY, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  249726 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                 JAMES A. LENT
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                  DEPUY, INC.
                             700 ORTHOPAEDIC DRIVE
                             WARSAW, INDIANA 46580
                           TELEPHONE: (219) 267-8143
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
            COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                            ------------------------

                                   COPIES TO:

                             JEFFREY E. COHEN, ESQ.
                                COUDERT BROTHERS
                          1114 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 626-4400

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     This statement amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, as amended by Amendment No. 1 thereto, originally filed with the Securities and Exchange Commission by DePuy, Inc., a Delaware corporation (the "Company") on July 27, 1998 in connection with the offer (the "Offer") by LIB Acquisition Corp., a Delaware corporation ("Purchaser") and wholly-owned subsidiary of Johnson & Johnson, a New Jersey corporation ("Parent"), to purchase for cash all the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of the Company. The Offer was made pursuant to the terms of an Agreement and Plan of Merger dated as of July 21, 1998 (the "Merger Agreement"), between the Parent, Purchaser and the Company. All capitalized terms used but not defined herein shall have the meanings set forth with respect to such terms in the Schedule 14D-9.

     Item 4. The Solicitation or Recommendation.

     Factor (vi) under sub-item (b) of Item 4 is hereby amended to read in its entirety as follows:

          "(vi) Current financial market conditions, and historical market prices, volatility and trading information with respect to the Shares in the public market and financial information relative to selected companies in the industry, including information with respect to such subjects presented by Bear Stearns in the financial analysis and presentation referred to in paragraph (iv) above, which information considered as a whole, the Board believed, was consistent with the Board's recommendation of the Offer to the stockholders."
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          DEPUY, INC.

                                          By: /s/ STEVEN L. ARTUSI
                                            ------------------------------------
                                            Name: Steven L. Artusi
                                            Title:   Senior Vice President,
                                                     General Counsel and
                                                     Secretary

Dated: August 19, 1998.